

August 31, 2012

<u>Via E-mail</u>
Jason B. Cagle, Esq.
United Surgical Partners International, Inc.
15305 Dallas Parkway, Suite 1600
Addison, Texas 75001-6491

> **Re:** **United Surgical Partners International, Inc.**
> **Registration Statement on Form S-4**
> **Filed: August 24, 2012**
> **File No. 333-183533**

Dear Mr. Cagle:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>FORM S-4</u>

1. We note you are registering the transaction in reliance on the staff's position set forth in *Exxon Capital Holdings Corporation* (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991), and *Shearman & Sterling* (July 2, 1993). Accordingly, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also include in the supplemental letter the representations contained in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail

Carl P. Marcellino, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036